INVEST IN **GENWELL**

The Trusted Health Discovery, Care Nav & Conversion Platform For The Next Era of Women's Health.



Women's health made easy & engaging on GenWell
A Marketplace of Vetted Products
Ask Gen
Intelligent insights
Women's Care & Services
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No scams - Everything is verified
Fertility
Fitness
Cardiovascular
Mental Health
Gut health
Skincare
Gadgets
Supplements
Neuroscience
Tests
Menopause
Sleep

get-genwell.com Washington, DC

Highlights

1. A limited early allocation is open for strategic angels helping shape GenWell's future!

2. GenWell is backed and supported by Johns Hopkins Medicine & Sibley Hospital through Ward Infinity.

3. We've curated 400 top tier medfluencers to participate in our private beta! Everyone wants in.

4. 600+ users waitlist through word of mouth. Women share great resources - even before they exist!

5. Featured on VSP Global Innovation's "Lens into the Future" for shaping the next medfluencer economy

6 Our founding team is top tier, with 25 years in consumer, digital health, and social feeds.

7 Our team comes from UHC, Optum, Advisory Board, Carrot Fertility, Rally Health, Rosy Wellness & Hart

8 Supported by advisors & angels from Google, GenShe, Venture, CloudStudio, Salura, and Sinta AI.

Featured Investor



Phil Penalosa
Syndicate Lead

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Invested $5,000 ⓘ

Sinta is an Ai tool, built for discovering novel data for Consumer Health and RX brands.

"We're investing in GenWell because we believe women's health is overdue for a trust-first platform that makes discovery, guidance, and commerce genuinely credible. GenWell's model—pairing a vetted expert/creator network with a concierge-style experience and curated products—directly addresses the misinformation and low-quality products that dominate today's channels. We are excited to partner with them and support them on their journey, as they grow."

Team



Eris Hanson   Founder / CEO

Founder who built a 0–1 unicorn healthcare marketplace to $315M ARR in year one. 10 years in med + digital health, 2× marketplace 0–1 builder across healthcare & femtech. Former product leader at UnitedHealthcare, Optum, Advisory Board, Carrot, and Zaya.

linkedin.com



Mark Zepeda   CTO

0–1 CTO with 12 years building consumer health & wellness platforms. Former CTO at Rosy Wellness with deep experience in health content feeds, search behavior, data



experience in health content feeds, search behavior, data, and real safety. A girl dad building a better women's health ecosystem.

Memo

We are building the next era of women's health.

Genwell: Building the Trusted Health Discovery & Conversion Platform for Women

The Problem

Health discovery has gone online and social—but without trust or incentives.

Women are increasingly misled.

Credible supply is underutilized.

And billions of dollars are wasted on attention instead of outcomes.

Healthcare in the U.S. has become such a poor experience for women that many have been forced to build their own health ecosystems online. They search, learn, and navigate care through social media and community platforms because traditional healthcare is slow, fragmented, inaccessible, and often under-specialized in women's health.

This shift wasn't driven by hype—it was driven by necessity.

The Shift: How We Got Here

As women turned online for answers, an entirely new economy emerged: **the health & wellness influencer (medfluencer) economy**.

Short-form video and creator-led education humanized health. It made complex topics relatable, reduced intimidation, and attracted millions of women into health discovery in a way institutions never could.

But these platforms were never built for healthcare.

They are built for:

- Attention

- Engagement

- Advertising

Not for:

- Accuracy

- Trust

- Outcomes

Online, anyone can sound credible. Misinformation spreads faster than care. Women waste time and money on scam products and low-value solutions, often delaying or avoiding real treatment—creating massive downstream health and financial costs.

A System That Fails Both Sides

This system doesn't just fail patients—it fails supply too.

On the demand side:

Women are searching with real intent and spending heavily out-of-pocket, but they're not finding what they actually need:

- Credible guidance

- Clear next steps

- Real paths to care

On the supply side:

Credible medfluencers, clinicians, and legitimate health brands are active online—but they're invisible at the moment of health intent.

They face:

They face.

- Rising CAC on Meta and TikTok
- Low-intent followers
- Poor conversion
- Low retention

A following no longer equals outcomes. Attention has saturated. Trust and conversion have not.

Health has outgrown TikTok and Instagram.

Optimizing for accuracy and outcomes is fundamentally incompatible with those platforms' business models.

Why This Is a Real Opportunity

And yet—this mode of discovery is here to stay.

Social, community-driven, video-based health discovery feels human, accessible, and consumer-friendly. It's engaging women globally, and the medfluencer economy will continue to grow.

What's missing is **infrastructure built specifically for health**, not retrofitted onto entertainment.

Enter Genwell

Genwell is a healthcare platform built for the consumer health generation.

We combine:

- Personalized health discovery
- Care navigation
- Social commerce

Into one trusted, engaging experience designed for accuracy, trust, and real outcomes.

Genwell harnesses the power of the medfluencer economy—but redesigns the incentives—so women move from search and discovery to real downstream care, bookings, and vetted purchases.

Our mission is simple:

> Drive women to health-improving outcomes while growing
> the businesses of credible, vetted supply.

What Makes Genwell Different

Genwell is **not**:

- A social media platform
- A content company
- Just an AI chatbot

Genwell is building the **infrastructure layer** that turns modern
health discovery into real care and revenue.

We do this by:

- Prioritizing trust over engagement
- Optimizing for bookings and purchases—not views
- Equipping supply with tools, data, and distribution that
  actually convert

Genwell reconnects demand and supply at the moment of health
intent.

Gen: Our AI Health Navigator

At the core of Genwell is **Gen**, our AI health navigator.

Gen is not a chatbot bolted onto content. It's an intelligence
layer embedded across the Genwell journey.

Gen:

- Guides users from health questions to next best actions
- Personalizes discovery across content, services, and
  commerce
- Learns across life stages—not single sessions

Because Genwell owns the full journey, Gen captures proprietary data that doesn't exist elsewhere:

- Health search and intent

- Engagement tied to credibility

- Bookings, purchases, and follow-through

- Longitudinal outcome and retention signals

This allows Genwell to continuously improve guidance based on what actually leads to better outcomes.

Trust & Moderation: Built In, Not Bolted On

Trust is Genwell's moat—and our responsibility.

Today:

- Application-only onboarding for supply

- Account-level verification and credential checks

- In-house review and zero-tolerance standards

As we scale:

- AI moderation at the post level

- Human review downstream

- Ranking decisions driven by outcomes—not engagement

Growth never outranks trust.

Go-To-Market Strategy

We start with **health organization distribution partnerships.**

Our initial focus is on underserved and rural communities where health systems and community organizations are desperate for trusted, between-visit resources they can confidently place in patients' hands.

This approach:

- Builds trust from day one

- Avoids early paid acquisition traps

- Makes Genwell default behavior, not "just another app"

From there, we layer in:

- Community-driven growth

- Supply-led referral loops

- Social sharing on top of a trusted foundation

Business Model

Genwell is a two-sided platform where monetization is aligned with outcomes.

Revenue comes from:

- **Supply subscriptions** (tools, analytics, growth features)

- **Marketplace transaction revenue** (bookings and purchases)

- **Advertising later,** gated by strict trust and outcome requirements

Subscriptions turn on as soon as they deliver clear value—likely in year two—ensuring monetization strengthens the ecosystem instead of distorting it.

Traction So Far

- Backed by the Johns Hopkins Medicine accelerator

- 500+ organic demand waitlist

- 200+ user interviews completed

- 400 supply profiles identified

- 150 vetted supply partners opted in pre-launch

- MVP built in 2.5 months

This traction has been driven by pull—not paid growth.

Market Opportunity

Market Opportunity

Women control the majority of health and wellness decisions and spending.

Using a bottoms-up approach:

- **TAM:** ~$250–300B+ in women's health spend influenced by discovery

- **SAM:** ~$80–100B in hormone, fertility, maternity, and chronic care discovery

- **SOM (5–7 yrs):** ~$25–40M ARR (<0.1% of TAM)

We don't need to win the market—we need to earn trust.

Team

Genwell is built by operators who understand healthcare, marketplaces, and consumer behavior.

Eris Hanson-Cooper — Founder & CEO

Pre-med background with 9+ years in digital health and marketplaces. Built eligibility and claims infrastructure at Rally, Optum, and UHC. Led a 0→1 marketplace at Optum that reached $315M ARR in year one. Product leader at Zaya Care and Carrot Fertility. Founded Genwell after personal experience navigating chronic illness.

Mark Zepeda — CTO

2× startup CTO with 15+ years of 0→1 engineering experience and deep end-to-end product execution.

Supported by advisors across women's health, clinical medicine, AI/ML, data science, media, and regulatory domains.

Why We're Raising

We're raising capital to:

- Launch our private beta and iterate our discovery layer prior to app store release

- Scale to 500 medfluencer accounts

- Begin AI care navigation training with 70,000 pieces of medfluencer content

- Build early supply-side tools and trust infrastructure

- Iterate rapidly using real outcome data

This round is about moving from validation to proof.

Closing

Healthcare doesn't need more content.

It needs trusted paths to care.

Genwell is building that path, and we would love for you to be a part of it.